StemGen, Inc.

800 Town and Country Blvd., Suite 300

Houston, Texas 77024

November 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel Craig E. Slivka, Special Counsel Terence S. O'Brien, Accounting Branch Chief Tracey L. McKoy, Staff Accountant

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, StemGen, Inc. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the registrant's registration statement on Form S-1, File Number 333-202814, together with all exhibits thereto (collectively, and as amended, the "Registration Statement"). The Registration Statement was initially filed with the Commission on March 17, 2015.

At this time the registrant has not progressed sufficiently with the execution of its business plan to justify the secondary shelf registration statement. The Registration Statement has not been declared effective by the Commission and the registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the order granting the withdrawal to the undersigned at 800 Town and Country Blvd., Suite 300, Houston, Texas 77024 or via email at David@StemGenIncorporated.com with a copy to our legal counsel, Robert L. Sonfield, Jr. of Sonfield & Sonfield, via email: robert@sonfield.com.

If you have any questions regarding this application, please contact Robert L. Sonfield, Jr. of Sonfield & Sonfield by telephone at (713) 877-8333 or by email at robert@sonfield.com. Thank you for your attention to this matter.

Yours very truly

/s/ John David Walls
John David Walls
Chief Executive Officer and Director
Cc:	Robert L. Sonfield, Jr.
Sonfield & Sonfield